Mail Stop 6010


					                       	December 8, 2005



Via U.S. Mail

Jack Lazar
Chief Financial Officer
Atheros Communications, Inc.
529 Almanor Avenue
Sunnyvale, CA 94085


	Re:	Atheros Communications, Inc.
		Form 10-K for year ended December 31, 2004
		Filed March 11, 2005
		File No. 000-50534

Dear Mr. Lazar:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 39

1. In future filings, please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c)
of Regulation S-K as amended effective August 13, 2003.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

2. Please revise the statements of operations to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB
Topic
14F.

Note 1. Summary of Significant Accounting Policies, page F-7

-  Marketable Securities, page F-7

3. Please tell us the accounting literature that you relied upon in classifying all investments in marketable securities as short-term, even though the stated maturity date may be one or more years beyond the balance sheet date. Please refer to paragraph 17 of SFAS 115.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy at (202) 551-3778 or me at
(202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting
Branch Chief, at (202) 551-3676.

							           Sincerely,



							           Lynn Dicker
					             	           Reviewing
Accountant

Mr. Jack Lazar
Atheros Communications, Inc.
December 8, 2005
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